WINSTON & STRAWN

35 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60601-9703

43 RUE DU RHONE
1204 GENEVA, SW

333 SOUTH GRAN
LOS ANGELES, CALIFO

200 PARK AVENUE
NEW YORK, NEW YORK 10166-4193

(212) 294-6700

FACSIMILE (212) 294-4700

www.winston.com

21 AVENUE VICTOR HUGO
75116 PARIS, FRANCE

101 CALIFORNIA STREET
SAN FRANCISCO, CALIFORNIA 94111-5894

1400 L STREET, N.W.
WASHINGTON, D.C. 20005-3502


03024005

File No. 82-34719

June 18, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751 or Daniel A. Ninivaggi at (212) 294-6887. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,



Pierre J. Lorieau

Enclosure



cc: Frederick W. London, Esq.
Daniel A. Ninivaggi, Esq.

NY:787599.1



FILE NO. 82-34719

Press Release from Securitas AB

June 18, 2003

Securitas acquires leading Cash Handling business in Northeastern USA.

Securitas Cash Handling Services division has, through Loomis Fargo & Co, agreed to acquire Armored Motor Services of America ("AMSA"). AMSA, which is a leading privately held cash handling services company, will strengthen and extend Securitas US Cash Handling Services network in the key Northeastern market, primarily in New England and upstate New York.

AMSA has annual sales of MUSD 55 (MSEK 429), 1 300 employees and activities in 8 Northeastern states. The company's sales are split between transportation (46 per cent), cash processing (20 per cent), ATM related services (21 per cent) and other services (13 per cent), mainly coin wrapping and courier services. In 2002, AMSA had an organic sales growth of approximately 7 per cent and an operating margin of 9 per cent. The majority of the company's customers are financial institutions.

The purchase price including net debt of the acquisition is MUSD 32 (MSEK 250). Goodwill amounts to MUSD 19 (MSEK 146) to be amortised over 10 years. AMSA will be consolidated from 1st July 2003 and will contribute positively to the results of Securitas group in 2003. There will be synergies both in the operations and in the administration.

After the acquisition Securitas Cash Handling in the USA will have sales of MUSD 508 (MSEK 3960) on a full year basis and 8 200 employees.

Further information can be obtained from:

Thomas Berglund, President and CEO +44 (0) 20 8432 6500
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6500
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192

The press release is also available on: www.securitasgroup.com

Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in 30 countries in Europe and USA.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

FILE NO. 82-34719